Exhibit 99.1

Qingke Announces Appointment of New Director and Resignation of Director

SHANGHAI, China, March 23, 2020 (GLOBE NEWSWIRE) — Q&K International Group Limited (NASDAQ: QK) (“Qingke” or the “Company”), a leading technology-driven long-term apartment rental platform in China, today announced that Mr. Chengcai Qu has been appointed as a director of the Company, effective March 23, 2020.

Mr. Chengcai Qu has served as Qingke’s vice president since 2014. Prior to joining Qingke, Mr. Qu was a director of the office of public relations at Antai School of Economics and Management of Shanghai Jiao Tong University from November 2006 to November 2013. From June 2004 to October 2006, Mr. Qu was a newspaper reporter specializing in business and management. Mr. Qu received a bachelor’s degree in literature from Shanghai University of Finance and Economics in 2004, and a master’s degree in business administration from Shanghai Jiao Tong University in 2013.

Qingke also announced that Mr. Youyang Li has resigned as a director of the Company and a member of the compensation committee of the Company’s board of directors (the “Board”), effective March 23, 2020. Mr. Li resigned for personal reasons and has no disagreement with the Company. The Board thanks him for his service over the past five years and wishes him the best in his future endeavors.

About Qingke

Q&K International Group Limited (NASDAQ: QK) is a leading technology-driven long-term apartment rental platform in China. The Company offers young, emerging urban residents conveniently-located, ready-to-move-in, and affordable branded apartments as well as facilitates a variety of value-added services. Qingke signs long-term leases with individual landlords in different locations in relatively inexpensive yet convenient locations and manages them centrally, leveraging its advanced IT and mobile technologies. Technology is the core of Qingke’s business and is applied to every step of its operational process from apartment sourcing, renovation, and tenant acquisition, to property management. The focus on technology enables Qingke to operate a large, dispersed, and fast-growing portfolio of apartments with high operational efficiency and deliver a superior user experience.

For investor and media inquiries, please contact:

Qingke

E-mail: ir@qk365.com

Christensen

In China

Mr. Christian Arnell

Phone: +86-10-5900-1548

E-mail: carnell@christensenir.com

In US

Ms. Linda Bergkamp

Phone: +1-480-614-3004

Email: lbergkamp@christensenir.com